May 20, 2011

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108

Re: BlackRock Preferred Partners LLC
        File Nos. 333-172524 & 811-22550

Dear Mr. DeCapo:

On April 20, 2011, you filed a registration statement on Form N-2 for the Blackrock Preferred Partners LLC (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Prospectus

Cover Page (Page ii)

1.   The pricing table includes a column captioned "Initial Proceeds to Fund Per Unit." This column appears to be inconsistent with the pricing table set forth in Item 1 to Form N-2. Please revise the pricing table to be consistent with Form N-2.

Summary — Investment Strategies (Page 2)

2.   The first paragraph of this section states that the Fund will limit the amount that can be invested in any single Portfolio Fund to 7.5% of the Fund total assets. Please clarify whether the 7.5% limit applies to both direct and indirect investments in a Portfolio Fund.

3.   The first paragraph also states that the Fund will limit the amount that can be invested in any single direct investment to 15% of the Fund total assets. Inasmuch as the Fund limits investments in a single Portfolio Fund to 7.5% of the Fund's total assets, it appears that the term "any single direct investment" refers to investments other than investments in a Portfolio Fund. Please clarify the type of investments referred to by the term "direct investment."

4.   The first paragraph states that the Fund may make indirect investments in Portfolio Funds through derivatives instruments. Elsewhere the prospectus identifies other derivative transactions that the Fund may engage in. *See* Investment Strategies — Strategic Transactions, at 23. Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director,

Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/ guidance/ici073010.pdf).

Summary of Fund Expenses (Page 15)

5.   The last sentence of footnote (4) provides that the compensation payable to financial intermediaries that are members of FINRA is subject to the underwriting compensation limit set by FINRA. Prior to requesting acceleration of effectiveness of this registration statement, please provide us with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with the applicable FINRA Rules.

Additional Investment Policies — Investment Restrictions (Page 25)

6.   Investment Restriction (1) provides, in part, that the Fund may not invest more than 25% of its total assets in the securities of (a) issuers in any single industry and/or (b) securities of one or more Portfolio Funds with a stated policy of investing substantially all of their assets in the same industry. Although the Fund's policy would prohibit it from investing more than 25% of its assets in Portfolio Funds that invest "substantially all" of their assets in the same industry, in our view the Fund and Advisors should not limit their consideration of the concentration of underlying Portfolio Funds to only those which invest "substantially all" assets in a particular industry. Instead, the Adviser and Fund must consider the concentration of any underlying Portfolio Funds when determining whether the Fund is in compliance with its own concentration policy. Please add disclosure indicating that the Fund and Advisors will consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy.

General Risks — Risks Related to the Investment Strategy (Page 31)

7.   Under the caption "Real Estate Strategies", the Fund discloses the risks related to investments in REITs. Please disclose in the sections related to investment strategy the Fund's strategy concerning investing in REITs.

General Risks — Risks Related to Portfolio Funds — Non-Voting Securities and Waivers (Page 48)

8.   In this section, the Fund states that it may elect to invest in non-voting securities or by contract waive those voting rights to prevent the Fund from becoming an "affiliated person" of a Portfolio Fund for purposes of the 1940 Act. Please disclose any contractual arrangements under which the Funds would waive voting rights; whether such waivers would be irrevocable; and who determines whether the Fund will waive voting rights (*e.g.,* the Advisor or Directors). If the Advisor makes the determination, disclose whether the Directors have adopted any

procedures for waiving voting rights. Please explain in this section whether the Advisor or Directors consider the interests of the Advisor or its other clients in determining whether to waive voting interests in Portfolio Funds. In addition, please explain to us how waiving voting rights with respect to Portfolio Funds is consistent with the Advisor's and Directors' fiduciary obligations to shareholders.

Please also disclose the possible impact that the ability to waive voting rights may have on the Fund's operations, including whether the Fund intends to own 5 percent or more of the voting securities of any Portfolio Fund; and the impact, if any, the waiver arrangement may have on the ability of the Fund and other clients of the Advisor to invest in the same Portfolio Funds.

General Risks — Risks Related to Portfolio Funds — Portfolio Valuation (Page 52)

9.	The second sentence of this section states that Portfolio Funds may not provide estimates of their values, or may do so irregularly, with the result that the values may be "estimated by and at the discretion of the Administrator or the Advisor." Disclosure later in the prospectus, in the section "Calculation of Net Asset Value; Valuation" (page 87) states that valuation is the Board's responsibility, and that the Board has delegated to an internal valuation committee of the Advisor the responsibility for the day-to-day oversight of the valuation of the Fund's securities in accordance with the Board's Valuation Procedures. Please ensure that the earlier disclosure is consistent with the later disclosure.

General Risks — Risks Related to Portfolio Funds — Concentration of Investment Portfolio (Page 55)

10.	The second to the last sentence of this section provides that "the Fund is permitted to make direct investments, including, ***without limitation***, in single security positions." (Emphasis added.) Investment without limitation in a single issuer appears to be inconsistent with the Fund's election to be treated as a RIC under Subchapter M of the Internal Revenue Code. The diversification requirements under the Subchapter M, which are set forth on page 91, provide that a RIC must diversify its holdings so that no more than 25% of its assets are invested in one issuer. Please revise the disclosure to be consistent with the election to be a RIC.

Management of the Funds — Directors and Officers (Page 62)

11.	Review of this section shows that the membership of the Fund's Board of Directors has not yet been determined. After the Directors have been selected, please ensure that you briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the individuals should serve as Directors for the Fund. *See* Item 18.17 of Form N-2. In addition, please ensure that when the table of biographical information is completed, the directorships held by each Director are provided <u>for the past 5 years</u>. *See* Item 18.6(b) of Form N-2.

Certain U.S. Federal Income Tax Consequences — Taxation as a RIC (Page 90)

13.   The second full paragraph on page 92 states that the Fund anticipates that substantially all of the Portfolio Funds in which it invests will be treated as PFICs for U.S. federal income tax purposes. This section states that when a PFIC appreciates in value, the investment will be deemed to have been sold at the end of the Fund's taxable year. The Fund will treat the increase in value as ordinary income which is subject to the distribution requirements applicable to RICs. It appears that the Fund may be required to distribute income to shareholders when shareholders have not received actual cash distributions. If applicable, please prominently disclose as a risk of investing in the Fund that due to its investments in PFICs shareholders may be required to pay taxes on income at ordinary income tax rates before receiving actual distribution from the Fund.

<u>General Comments</u>

14.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

15.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

16.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

17.   Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act of 1940. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, the Fund should furnish a letter acknowledging that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions prior to filing an amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel